UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies Inc.

(Name of Issuer)

COMMON STOCK, $.001 VALUE

(Title of Class of Securities)

62472C 10 2

(CUSIP Number)

Martin Smiley

mPhase Technologies Inc.

688 New Dorp Lane

Staten Island, New York

(203) -536-6975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 62472C 10 2	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARTIN SMILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 3,981,718,129 shares of common stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,981,718,129 shares of common stock
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,718,129 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62472C 10 2	13D	Page 3 of 4 Pages

The following constitutes the Schedule 13D filed by the Undersigned (the “Schedule 13D”).

Item 1.	Security and the Issuer.

This Statement on Schedule 13D (“Statement”) is filed with respect to the Common Stock, $.001 value of mPhase Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 688 New Dorp Lane, Staten Island, New York 10306-4933 Such class of securities is hereinafter referred to as “Common Stock”.

Item 2.	Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Martin Smiley. Mr. Smiley is a Director and the Executive Vice President, General Counsel and Chief Financial Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 688 New Dorp Lane, Staten Island, New York 10306-4933.

2(d), 2(e) During the past five years, Mr. Smiley has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction  as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f) Mr. Smiley is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

N/A

Item 4.	Purpose of Transaction.

Mr. Smiley received 2,591,292,900 shares of common stock for conversion of $259,129 of debt and was awarded 1,000,000,0000 of restricted shares of common stock

Item 5.	Interest in Securities of the Issuer.

5(a) and (b) Mr. Smiley beneficially owns an aggregate of 3,981,718,129 shares of Common Stock. Mr Smiley has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Smiley beneficially owns directly 3,981,718,129 shares of Common Stock, , representing in the aggregate 9.97% of the total outstanding shares of the Common Stock.

5(c) During the past 60 days Mr. Smiley purchased 0 shares of common stock in the open market.

5(d) No person other than Mr. Smiley is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Item 5(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

None

CUSIP No. 62472C 10 2	13D	Page 4 of 4 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information on set forth in this statement is true, complete and correct.

Dated: October 16, 2018	By:	/s/ Martin Smiley
Martin Smiley